

February 8, 2008

Chris Perriello, Esq.
Ropes & Gray
One International Place
Boston, Massachusetts 02110-2624

Re: Allianz Funds Multi-Strategy Trust
       File Nos. 333-148624 and 811-22167

Dear Mr. Perriello:

On January 11, 2008, you filed a registration statement on Form N-1A for Allianz Funds Multi-Strategy Trust in connection with a proposed offering of two initial series of shares: RCM Global Water Fund and RCM Global EcoTrends Fund. For convenience, we generally organized our comments using headings, page numbers, and defined terms from the registration statement.

Prospectus

RCM Global Water Fund

Principal Investments and Strategies, Page 3

1. Consistent with the use of the term "global" in the fund's name please add disclosure indicating that the fund will maintain a significant portion of its assets in issuers outside the United States. Also, add disclosure to clarify how the fund will diversify its investments among a number of different countries. See Investment Company Act Release No. 24828, note 42 (Jan. 17, 2001).

2. Please add disclosure identifying the "other equity and equity-related securities" and the "derivatives and other synthetic instruments" that are referred to in the first sentence of the first paragraph. **See** Item 2(b) of Form N-1A.

3. Disclosure in the second sentence defines "water-related companies" as companies that derive a **portion** of their revenues or profits from water-related activities. Please add disclosure clarifying what the term **portion** means, e.g. 50% of the fund's revenues or profits will be derived from water-related activities.

Principal Risks, page 3

4. This section simply identifies each principal risk of the fund accompanied by a cross-reference to a subsequent section outside the risk return summary entitled "Summary of Principal Risks" that provides an actual description of those principal risks. Please add disclosure to the risk return summary that provides a concise description each principal risk of investing in the fund. **See** Item 2(c)(1) of Form N-1A.

Fees and Expenses of Fund, page 4

5. Please move footnotes (1)-(3) following the **Shareholders Fees** portion of the fee table to the end of the table.

Leveraging Risk, page 7

6. Disclosure in this section describes the risks associated with the fund's proposed borrowing transactions and short sales transactions. Please add disclosure to the Principal Investment and Strategies section of the risk return summary describing the fund's proposed borrowing and short sales strategies. **See** Item 2(b) of Form N-1A.

Industry Concentration, page 31

7. Disclosure in this section and later in the registration statement indicates the fund's intent to focus investments in the water-related sector, but not to concentrate in any industry or group of related industries. Therefore, please revise this caption to remove the reference to industry concentration.

Back Cover Page

8. Please revise the Commission's phone number to **1-202-551-8090**.

RCM Global EcoTrends Fund

Principal Investments and Strategies, page 2

9. Disclosure in the second paragraph states that the fund will invest at least 40% of its total assets in securities of companies **located** outside of the United States. Please revise the disclosure to clarify how the fund will determine if an issuer is located outside the United States, e.g. (1) organized or maintain their principal place of business outside the United States; (2) securities are traded principally outside the United States; or (3) derive at least 50% of its revenues or profits outside the United States, or maintain at least 50% of it assets outside the United States. In addition, revise the disclosure to clarify what is meant by the fund having "exposure to issuers" in at least eight different countries.

Industry Concentration — Eco-Sectors Investing by the Fund, page 29

10. Disclosure in this section and later in the registration statement indicates the fund's intent to focus its investments in one or more sectors that comprise the so-called Eco-Sectors, but not to concentrate in any one industry or group of related industries. Therefore, please revise the caption to remove the reference to industry concentration and revise the disclosure in the section to clarify the fund's intent to focus its investment in the Eco-Sectors while not concentrating in any one industry or group of related industries.

Statement of Additional Information

Cover Page
The Trust, page 1
Financial Statements, page 78

11. The disclosure indicates that the RCM Global EcoTrends Fund is being registered as an open-end investment company for the purpose of an anticipated future reorganization where it will assume all the assets and liabilities of an existing registered closed-end "interval" fund ("predecessor fund"). The reorganization of the predecessor fund into this fund will not occur unless and until the reorganization is approved by the relevant fund(s) shareholders. Accordingly, please either remove from this registration statement all references to the financial statements of the predecessor fund, or provide us with a representation that the registration statement will not be distributed to public shareholders until after the reorganization has been completed.

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General Comments

12. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

13. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

14. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

15. Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statement.

16. Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

17. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.